UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     ) *

Crowdstrike Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

22788C 10 5

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22788C 10 5	13 G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. Institutional Venture Partners XVI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* PN

(1)

This Schedule 13G is filed by Institutional Venture Partners XVI, L.P. (“IVP XVI”), Institutional Venture Management XVI, LLC (“IVM XVI”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), Dennis B. Phelps (“Phelps”), Eric Liaw (“Liaw”), Somesh Dash (“Dash”) and Jules A. Maltz (“Maltz” together with IVP XVI, IVM XVI, Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw and Dash, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)

Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019), as reported by the Issuer on a Form 10-Q for the quarterly period ended October 31, 2019 filed with the SEC on December 6, 2019 (the “Form 10-Q”).

(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Institutional Venture Management XVI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Todd C. Chaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Norman A. Fogelsong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Stephen J. Harrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS J. Sanford Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS Dennis B. Phelps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS Eric Liaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 10 of 11 Pages

1	NAMES OF REPORTING PERSONS Somesh Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

CUSIP NO. 22788C 10 5	13 G	Page 11 of 11 Pages

1	NAMES OF REPORTING PERSONS Jules A. Maltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,573,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,573,933 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)(4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The shares reported herein are shares of Class A Common Stock held by IVP XVI. IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(3)	Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported by the Issuer on the Form 10-Q.
(4)

The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Class A Common Stock (“Common Stock”), of Crowdstrike Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	Crowdstrike Holdings, Inc.

(b)	Address of Issuer’s

	Principal Executive Offices:	150 Mathilda Place, Suite 300 Sunnyvale, California 94086 United States of America

Item 2

(a)	Name of Reporting Persons Filing:

1.	Institutional Venture Partners XVI, L.P. (“IVP XVI”)

2.	Institutional Venture Management XVI, LLC (“IVM XVI”)

3.	Todd C. Chaffee (“Chaffee”)

4.	Norman A. Fogelsong (“Fogelsong”)

5.	Stephen J. Harrick (“Harrick”)

6.	J. Sanford Miller (“Miller”)

7.	Dennis B. Phelps (“Phelps”)

8.	Eric Liaw (“Liaw”)

9.	Somesh Dash (“Dash”)

10.	Jules A. Maltz (“Maltz”)

(b)	Address of Principal Business Office:	c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, California 94025

(c)	Citizenship:

IVP XVI	Delaware
IVM XVI	Delaware
Chaffee	United States of America
Fogelsong	United States of America
Harrick	United States of America
Miller	United States of America
Phelps	United States of America
Liaw	United States of America
Dash	United States of America
Maltz	United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 22788C 10 5

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Class A Common Stock Held Directly	Class B Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
IVP XVI	2,573,933	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
IVM XVI (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Chaffee (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Fogelsong (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Harrick (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Miller (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Phelps (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Liaw (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Dash (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%
Maltz (1)	0	0	0	2,573,933	0	2,573,933	2,573,933	6.3%

(1)

IVM XVI serves as the sole general partner of IVP XVI and has sole voting and investment control over the shares owned by IVP XVI and may be deemed to own beneficially the shares held by IVP XVI. IVM XVI owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are Managing Directors of IVM XVI and share voting and dispositive power over the shares held by IVP XVI, and may be deemed to own beneficially the shares held by IVP XVI. The Managing Directors own no securities of the Issuer directly.

(2)

Based on 40,871,355 shares of Class A Common Stock outstanding (as of November 29, 2019) as reported on the Form 10-Q. The 2,573,933 shares of Class A Common Stock held by the Reporting Person represent 1.3% of the Issuer’s outstanding Common Stock based on a total of 205,544,871 shares of Common Stock (as of November 29, 2019) as reported on the Form 10-Q, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock. The Class B Common Stock is convertible at the holder’s option into shares of the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 10, 2020

INSTITUTIONAL VENTURE PARTNERS XVI, L.P.

By: Institutional Venture Management XVI, LLC
Its: General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE MANAGEMENT XVI, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Eric Liaw

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Somesh Dash

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Jules A. Maltz

Exhibit(s):

A:	Joint Filing Statement